Exhibit 99.1

Pacific Drilling Announces First-Quarter 2014 Results

Conference call set 9 a.m. Central time Tuesday, May 6

•	EBITDA(a) for the first quarter of $100.9 million, a 27 percent increase over the prior year

•	Revenue for the first quarter of $225.6 million, a 29 percent increase over the prior year

•	First-quarter cash flow from operations reached $122.8 million

•	Option exercised for two-year extension of Pacific Scirocco contract to January 2017, adding $364 million to contract backlog

LUXEMBOURG (May 5, 2014) — Pacific Drilling S.A. (NYSE: PACD) today announced revenue of $225.6 million for the three months ended March 31, 2014, as compared to revenue of $200.5 million for fourth-quarter 2013 and $175.0 million for first-quarter 2013.

Net income for first-quarter 2014 was $22.2 million or $0.10 per diluted share. Net income for first-quarter 2013 was $15.1 million or $0.07 per diluted share.

CEO Chris Beckett said, “We delivered our fifth consecutive quarter of increasing revenue. Cash flow from operations reached a new high, and EBITDA exceeded $100 million for the first time. However, we have room to improve. During the first quarter, the challenges of starting operations with the Pacific Khamsin were greater than we anticipated and resulted in a reduction to revenue and EBITDA.”

Regarding the market for ultra-deepwater drillships, Beckett added, “During the first quarter, we saw an increase in bidding activity compared to the previous quarter; but this activity has yet to translate into signed contracts. Although there are very few modern, high-specification ultra-deepwater rigs available, we expect 2014 to continue to be a challenging market. There are many older fifth-generation rigs, which we expect will provide lower-priced competition on some projects.

“In an effort to minimize the impact of these lower-specification units on our dayrates, we are focusing on opportunities that require the newest and highest-specification rigs. We are pleased to have extended Pacific Scirocco through 2017, our discussions to extend Pacific Mistral are ongoing, and we remain confident that we will contract Pacific Meltem prior to delivery.”

First-Quarter 2014 Operational and Financial Commentary

Contract drilling revenue for first-quarter 2014 was $225.6 million, which included $28.0 million of deferred revenue amortization, compared to contract drilling revenue of $200.5 million for fourth-quarter 2013, which included $20.2 million of deferred revenue amortization. During the three months ended March 31, 2014, our operating fleet of five drillships achieved average revenue efficiency(b) of 82.7 percent, compared to 95.6 percent in the prior quarter. The decrease in revenue efficiency resulted primarily from lower-than-expected revenue efficiency during the Pacific Khamsin shakedown, reducing our revenue efficiency by more than 10 percent. Revenue efficiency for the quarter was also negatively impacted when Pacific Scirocco underwent a required export and reimport in Nigeria.

Contract drilling expenses for first-quarter 2014 were $111.0 million, compared to $90.6 million for fourth-quarter 2014. Contract drilling expenses for first-quarter 2014 included $13.2 million in amortization of deferred costs, $6.7 million in reimbursable expenses, and $8.4 million in shore-based and other support costs. Amortization of deferred costs increased over the prior quarter due to a full quarter of cost recognition for Pacific Khamsin. Shore-based and support costs increased by approximately $1.1 million compared to fourth-quarter 2013 as a result of incremental costs to support a third vessel operating in Nigeria. Direct rig-related daily operating expenses, excluding reimbursable costs, averaged $183,800 in first-quarter 2014, in line with our guidance for 2014, compared to $176,200 for fourth-quarter 2013. The increase in direct rig-related daily operating expenses was primarily due to annual compensation increases instituted on January 1 for our operations personnel.

General and administrative expenses for first-quarter 2014 were $12.5 million, compared to $13.0 million for fourth-quarter 2013.

EBITDA for first-quarter 2014 was $100.9 million, compared to EBITDA of $96.3 million during the prior quarter. A reconciliation of EBITDA to net income is included in the accompanying schedules to this release. EBITDA margin(c) for the quarter was 44.7%.

Interest expense for the first quarter was $26.0 million, compared to $25.8 million for the prior quarter.

Liquidity and Capital Expenditures

During the first-quarter, cash flow from operations reached $122.8 million as a result of strong customer collections. Our cash balances increased to $236.5 million as of March 31, 2014, and our total outstanding debt was $2.4 billion. We continue to have $1.1 billion of undrawn capacity under our existing credit facilities.

During first-quarter 2014, our capital expenditures were $88.8 million, of which $58.9 million related to construction of our newbuild drillships and $15.1 million was paid for capitalized interest. The remaining expenditures primarily relate to fleet spares and contractually required upgrades on our operating rigs that are partially or fully reimbursed by our customers. We estimate the remaining capital expenditures required to complete construction of our three newbuild drillships and develop spare blowout preventer and riser capacity to be approximately $1.4 billion, excluding capitalized interest and client-reimbursed asset upgrades. We expect to cover these capital expenditures with a combination of our existing cash balances, future operating cash flows, undrawn capacity on our existing credit facilities and additional financing.

Updates to 2014 Guidance

We reiterate our guidance on revenue efficiency provided with our fleet status report on May 1, 2014. The average revenue efficiency ranges of 91-95 percent for second-quarter 2014 and 89-93 percent for full-year 2014 include our expectations for unplanned downtime as well as planned events mainly related to export and reimport of rigs in Nigeria, completed in first-quarter 2014. The guidance is also reflective of required inspections across the fleet and the initial stages of the shakedown process for the Pacific Khamsin, Pacific Sharav and Pacific Meltem, during which we expect their revenue efficiency to lag current levels of our first four operating rigs.

We reiterate our other guidance provided with our full year 2013 results.

Updated schedules of expected amortization of deferred revenue, amortization of deferred mobilization expense, depreciation and interest expense for our existing financing as well as capital expenditures are available in the “Quarterly and Annual Results” subsection of the “Investor Relations” section of our website, www.pacificdrilling.com.

Please note the guidance provided above is based on management’s current expectations about the future and both stated and unstated assumptions, and does not constitute any form of guarantee, assurance or promise that the matters indicated will actually be achieved. Actual conditions and assumptions are subject to change. The guidance set forth above is subject to all cautionary statements and limitations described under the “Forward-Looking Statements” section of this press release.

Footnotes

(a)	EBITDA is a non-GAAP measure. Please refer to the reconciliation, included later in this press release, of net income to EBITDA along with a definition of this measure and a statement indicating why management believes the non-GAAP measure provides useful information for investors.
(b)	Revenue efficiency is defined as actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.
(c)	EBITDA margin is defined as EBITDA divided by contract drilling revenue. Management uses this operational metric to track company results and believes that this measure provides additional information that consolidates the impact of our operating efficiency as well as the operating and support costs incurred in achieving the revenue performance.

Conference Call

Pacific Drilling will conduct a conference call at 9 a.m. U.S. Central time on Tuesday, May 6, to discuss first-quarter 2014 results. To participate in the May 6 call, please dial +1 785-830-1925 or 1-800-227-9428 and refer to confirmation code 1161205 five to 10 minutes prior to the scheduled start time. The call also will be webcast on www.pacificdrilling.com and can be accessed by a link posted in the “Events & Presentations” subsection of the “Investor Relations” section.

An audio replay of the call can be accessed after 1 p.m. Central time on Tuesday, May 6, 2014, by dialing +1 719-457-0820 or 1-888-203-1112, and using access code 1161205. A replay of the call also will be available on the company’s website.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is a fast-growing company that is committed to becoming the industry’s preferred ultra-deepwater drilling contractor. Pacific Drilling’s fleet of eight ultra-deepwater drillships will represent one of the youngest and most technologically advanced fleets in the world. The company currently operates five drillships under customer contract, and has three drillships under construction at Samsung, one of which is under customer contract. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information contained in this press release (and oral statements made regarding the subjects of this press release, including the conference call announced herein) constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements typically include words or phrases such as “believe,” “expect,” “anticipate,” “project,” “plan,” “intend,” “tends to,” “foresee,” “our ability to,” “estimate,” “potential,” “will,” “should,” “would,” “could” or other similar words, which are generally not historical in nature. Such forward-looking statements specifically include statements involving future operational performance; revenue efficiency levels; future client contract opportunities; estimated duration of client contracts; contract dayrate amounts; future contract commencement dates and locations; backlog; market outlook; construction, timing and delivery of newbuild drillships; capital expenditures; cost adjustments; estimated rig availability; new rig commitments; the expected period of time and number of rigs that will be in a shipyard for repairs, maintenance, enhancement or construction; direct rig operating costs; compensation levels; shore based support costs; general and administrative expenses; income tax expense; expected amortization of deferred revenue; expected amortization of deferred mobilization expenses; growth opportunities and expected depreciation and interest expense for the existing credit facilities and senior bonds. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future revenue and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from projected cash flows and other projections in the forward-looking statements include, but are not limited to: our ability to secure and maintain drilling contracts, including possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance, pending regulatory or other approvals or other reasons; actual contract commencement dates; changes in worldwide rig supply and demand, competition and technology; downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance; relocations, severe weather or hurricanes; future levels of offshore drilling activity; impact of potential licensing or patent litigation; risks inherent to shipyard rig construction, repair, maintenance or enhancement; environmental or other liabilities, risks or losses; governmental regulatory, legislative and permitting requirements affecting drilling operations; our ability to attract and retain skilled personnel on commercially reasonable terms; governmental action, civil unrest and political and economic uncertainties; terrorism, piracy and military action; and the outcome of litigation, legal proceedings, investigations or other claims or contract disputes.

For additional information regarding known material risk factors that could cause our actual results to differ from our projected results, please see our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	Amy Roddy
Pacific Drilling Services, Inc.
+1 832 255 0502
Investor@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except per share amounts) (unaudited)

	Three Months Ended
	March 31, 2014	December 31, 2013	March 31, 2013
Revenues
Contract drilling	$225,591	$200,546	$175,016
Costs and expenses
Contract drilling	(110,966)	(90,636)	(84,452)
General and administrative expenses	(12,533)	(12,956)	(11,028)
Depreciation expense	(46,154)	(39,713)	(36,503)

	(169,653)	(143,305)	(131,983)

Operating income	55,938	57,241	43,033
Other income (expense)
Interest expense	(26,031)	(25,770)	(22,760)
Other income (expense)	(1,169)	(608)	192

Income before income taxes	28,738	30,863	20,465
Income tax expense	(6,508)	(5,173)	(5,403)

Net income	$22,230	$25,690	$15,062

Earnings per common share, basic	$0.10	$0.12	$0.07

Weighted average number of common shares, basic	217,121	217,022	216,902

Earnings per common share, diluted	$0.10	$0.12	$0.07

Weighted average number of common shares, diluted	217,464	217,429	216,966

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands, except par value)

	March 31,	December 31,
	2014	2013
	(unaudited)
Assets:
Cash and cash equivalents	$236,504	$204,123
Accounts receivable	176,393	206,078
Materials and supplies	74,045	65,709
Deferred financing costs	14,830	14,857
Current portion of deferred costs	43,099	48,202
Prepaid expenses and other current assets	27,111	13,889

Total current assets	571,982	552,858

Property and equipment, net	4,582,853	4,512,154
Deferred financing costs	50,161	53,300
Other assets	39,632	45,728

Total assets	$5,244,628	$5,164,040

Liabilities and shareholders’ equity:
Accounts payable	$71,898	$54,235
Accrued expenses	63,134	66,026
Current portion of long-term debt	307,500	7,500
Accrued interest	34,718	21,984
Derivative liabilities, current	6,781	4,984
Current portion of deferred revenue	94,566	96,658

Total current liabilities	578,597	251,387

Long-term debt, net of current maturities	2,121,766	2,423,337
Deferred revenue	125,023	88,465
Other long-term liabilities	950	927

Total long-term liabilities	2,247,739	2,512,729

Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 232,770 and 224,100 shares issued and 217,139 and 217,035 shares outstanding as of March 31, 2014 and December 31, 2013, respectively	2,171	2,170
Additional paid-in capital	2,361,573	2,358,858
Accumulated other comprehensive loss	(15,135)	(8,557)
Retained earnings	69,683	47,453

Total shareholders’ equity	2,418,292	2,399,924

Total liabilities and shareholders’ equity	$5,244,628	$5,164,040

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Three Months Ended
	March 31, 2014	December 31, 2013	March 31, 2013
Cash flow from operating activities:
Net income	$22,230	$25,690	$15,062
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	46,154	39,713	36,503
Amortization of deferred revenue	(28,008)	(20,179)	(16,851)
Amortization of deferred costs	13,210	10,332	9,599
Amortization of deferred financing costs	2,578	1,787	3,687
Amortization of debt discount	173	193	—
Deferred income taxes	(12)	(614)	(677)
Share-based compensation expense	1,966	2,351	2,053
Changes in operating assets and liabilities:
Accounts receivable	29,685	(74,826)	34,691
Materials and supplies	(8,336)	(6,328)	(1,408)
Prepaid expenses and other assets	(14,600)	(18,948)	(3,404)
Accounts payable and accrued expenses	(4,682)	10,637	(17,296)
Deferred revenue	62,474	67,195	10,188

Net cash provided by operating activities	122,832	37,003	72,147

Cash flow from investing activities:
Capital expenditures	(88,826)	(103,893)	(134,959)
Increase in restricted cash	—	—	(7)

Net cash used in investing activities	(88,826)	(103,893)	(134,966)

Cash flow from financing activities:
Proceeds from shares issued under share-based compensation plan	750	—	—
Proceeds from long-term debt	—	159,000	1,000
Payments on long-term debt	(1,875)	(21,875)	(54,687)
Payments for financing costs	(500)	—	(21,724)

Net cash provided by (used in) financing activities	(1,625)	137,125	(75,411)

Increase (decrease) in cash and cash equivalents	32,381	70,235	(138,230)
Cash and cash equivalents, beginning of period	204,123	133,888	605,921

Cash and cash equivalents, end of period	$236,504	$204,123	$467,691

EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA may not be comparable to that reported by other companies. Management believes that EBITDA presents useful information to investors regarding the company’s operating performance during the first quarter of 2014.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data—Reconciliation of Net Income to Non-GAAP EBITDA

(in thousands) (unaudited)

	Three Months Ended
	March 31, 2014	December 31, 2013	March 31, 2013
Net income	$22,230	$25,690	$15,062
Add (subtract):
Interest expense	26,031	25,770	22,760
Depreciation expense	46,154	39,713	36,503
Income taxes	6,508	5,173	5,403

EBITDA	100,923	96,346	79,728